SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In February 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	65,395,437	0.1896	0.0993
Shares	Preferred	323,123,276	1.0298	0.4905
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Sell	24	6,530,000	768.51	5,018,370.30

Shares	Preferred	Direct with the Company	Sell	03	400,000	867.45	346,980.00
Shares	Preferred	Direct with the Company	Sell	24	200,000	903.54	180,708.00
Shares	Preferred	Direct with the Company	Sell	24	27,650,000	903.54	24,982,881.00
Shares	Preferred	Minutes	Withdraw	22	5,000,000	0.00	0.00
End Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	58,865,437	0.1706	0.0894
Shares	Preferred	289,873,276	0.9239	0.4400

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In February 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	30,489,986,541	88.3783	46.2839
Shares	Preferred	12,261,192,583	39.0774	18.6125
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Bradesco	Buy	02	10,000	755.00	7,550.00
Shares	Common	Bradesco	Buy	02	30,000	756.90	22,707.00
Shares	Common	Bradesco	Buy	02	10,000	756.93	7,569.30
Shares	Common	Bradesco	Buy	02	6,380,000	758.00	4,836,040.00
Shares	Common	Bradesco	Buy	02	28,000,000	763.00	21,364,000.00
Shares	Common	Bradesco	Buy	02	2,800,000	765.00	2,142,000.00
Shares	Common	Bradesco	Buy	24	450,000	765.70	344,565.00
Shares	Common	Bradesco	Buy	24	190,000	768.00	145,920.00
Shares	Common	Bradesco	Buy	24	100,000	768.27	76,827.00
Shares	Common	Bradesco	Buy	24	5,990,000	768.30	4,602,117.00
			Total Buy		43,960,000		33,549,295.30

Shares	Preferred	Bradesco	Sell	02	4,900,000	893.00	4,375,700.00
Shares	Preferred	Bradesco	Sell	02	10,000	893.01	89,301.00
Shares	Preferred	Bradesco	Sell	02	500,000	895.00	447,500.00
Shares	Preferred	Bradesco	Sell	02	24,510,000	896.53	21,973,950.30
Shares	Preferred	Bradesco	Sell	02	1,010,000	901.00	910,010.00
Shares	Preferred	Bradesco	Sell	02	170,000	901.05	153,178.50
Shares	Preferred	Bradesco	Sell	02	30,000	901.07	27,032.10
Shares	Preferred	Bradesco	Sell	02	150,000	901.50	135,225.00
Shares	Preferred	Bradesco	Sell	02	190,000	901.99	171,378.10
Shares	Preferred	Bradesco	Sell	02	70,000	902.00	63,140.00
Shares	Preferred	Bradesco	Sell	02	10,000	902.01	9,020.10
Shares	Preferred	Bradesco	Sell	02	70,000	902.10	63,147.00
Shares	Preferred	Bradesco	Sell	24	2,800,000	902.55	2,527,140.00
Shares	Preferred	Bradesco	Sell	24	50,000	902.65	45,132.50
Shares	Preferred	Bradesco	Sell	24	590,000	903.00	532,770.00
Shares	Preferred	Bradesco	Sell	24	70,000	903.02	63,211.40
Shares	Preferred	Bradesco	Sell	24	30,000	903.03	27,090.90
Shares	Preferred	Bradesco	Sell	24	40,000	903.50	36,140.00
Shares	Preferred	Bradesco	Sell	24	1,430,000	904.00	1,292,720.00
Shares	Preferred	Bradesco	Sell	24	730,000	905.00	660,650.00
Shares	Preferred		Total Sell		37,450,000		33,603,436.90
End Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	30,533,946,541	88.5057	46.3506
Shares	Preferred	12,223,742,583	38.9581	18.5557

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In February 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	27,414	0.0001	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	27,414	0.0001	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In February 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	( X ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	1,345	0.0000	0.0000
Shares	Preferred	6,725	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	1,345	0.0000	0.0000
Shares	Preferred	6,725	0.0000	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.